SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                     For the month of April, 2006

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________





               RYANAIR LAUNCHES NINE NEW ROUTES FROM FRANKFURT HAHN

  TO FEZ, GRANADA, KAUNUS, KRAKOW, MARRAKESH, MURCIA, TRIESTE, VERONA, WROCLAW
                                  FROM EUR2.99*


Ryanair, Europe's largest low fares airline, today (Wednesday, 12th April 2006) announced nine new routes from its Frankfurt Hahn base to Granada and Murcia in Spain, Trieste and Verona in Italy, Krakow and Wroclaw in Poland, Kaunus in Lithuania and Fez and Marrakesh in Morocco. The new routes will operate at least 3 times weekly from the 25th October 2006 and bring the total number of destinations served by Ryanair from Frankfurt Hahn to 36. In addition to the 9 new routes, Ryanair will also increase frequency on the London service from 4 to 6 flights daily and the Oslo service from 1 to 2 flights daily. Today's new services will increase the annual passenger numbers at Frankfurt Hahn by over 1 Million to 4.3 Million passengers in 2007.

From  October  2006,   Ryanair  will  base  2  additional   Boeing   737-800  in
Frankfurt-Hahn as part of the $1 billion multi year expansion bringing the total number of based aircraft at Hahn to 9.

Speaking in Frankfurt Hahn today, Ryanair's Sales & Marketing Manager for Germany, Caroline Baldwin said:

        "Ryanair launched its first service from Frankfurt Hahn in April 1999 and since then passenger numbers have increased from 90,000 in 1999 to
        4.3 Million in 2007. Today, we are delighted to add nine new routes and increased frequencies to London and Oslo from Frankfurt Hahn, which will deliver 1,000 new jobs and 1,000,000 additional passengers per annum.

        "To celebrate the launch of these 9 new routes Ryanair is launching a EUR3,000,000 seat sale on all routes from Germany, available from today on www.ryanair.com and we recommend that passengers book early as demand will be very strong".

* One Way Excluding Taxes & Charges

New Routes

Destination        Days          Fare* From        Commencement Date

FEZ          - 2 - 4 - 6 -       EUR 5.99            26th October

GRANADA      - 2 - 4 - 6 -       EUR 2.99            26th October

KAUNUS       1 - 3 - 5 - 7       EUR 2.99            25th October

KRAKOW       1-2-3-4-5-6-7       EUR 2.99            25th October

MARRAKESH    1 - 3 - 5 - 7       EUR 5.99            25th October

MURCIA       1-2-3-4-5-6-7       EUR 5.99            25th October

TRIESTE      - 2 - 4 - 6 -       EUR 2.99            26th October

VERONA       1-2-3-4-5-6-7       EUR 2.99            25th October

WROCLAW      1-2-3-4-5-6-7       EUR 2.99            25th October



Ends. Wednesday, 12th April 2006

For further information:

Caroline Baldwin - Ryanair     Pauline McAlester - Murray Consultants
Tel: +44-1279-666214           Tel: +353-1-4980300

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  12 April, 2006

                                    By:___/s/ James Callaghan____

                                    James Callaghan
                                    Company Secretary & Finance Director